

Mail Stop 3561

May 10, 2010

<u>Via Fax & U.S. Mail</u>

Mr. Bruce Schreiner
Chief Executive Officer
Sense Technologies Inc.
2535 N. Carleton Avenue
Grand Island, Nebraska 68803

> **Re:** **Sense Technologies Inc.**
> **Form 10-K for the year ended February 28, 2009**
> **File No. 000-29990**

Dear Mr. Schreiner:

We have reviewed your response dated May 7, 2010 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Draft Form 10-K/A for the Year Ended February 28, 2009 Filed As Part of Your
Response Dated May 7, 2010

Item 7. Management's Discussion and Analysis or Plan of Operation

Results of Operations

For the period ended February 28, 2009 as compared to the period ended February 29,
2008, page 11

1. Refer to your discussion of changes in Direct Costs and Selling, General, and
   Administrative Costs included here. We note that sales for both your products has
   increased year over year.
   - With regard to Scope Out, please address the facts and circumstances surrounding
     and relationship between the increase in Cost of Sales and decrease in Royalties-
     Related Party. It is unclear why newer versions of Scope Out would not have
     Cost of Sales.
   - With regard to Guardian Alert, please address the facts and circumstances
     surrounding and relationship between the decrease in Cost of Sales and increase
     in Commissions.
   - With regard to Scope Out, please expand your discussion surrounding the 2008
     inventory write off to include why such inventory was written off.
   - Please expand your explanation of the increase in Office and Miscellaneous and
     Travel and Automotive to include the components of such expense, and how such
     components contribute to the effort to revive Guardian Alert sales. Specifically
     address why these items are included here and not in Advertising and Marketing.

2. Refer to the subtotal titled "Net Operating Loss" in your income statement. In future
   filings, beginning with your next Form 10-K, please revise your income statement
   presentation to exclude interest and financing charges from operating expenses and to
   categorize them as non-operating items (as you have rental income), or tell us why
   such presentation is appropriate.   Similar revisions should be made to your future
   quarterly presentations.

Liquidity and Capital Resources, page 13

3. Refer to our previous comment 3 issued in our letter dated February 1, 2010. Please
   further revise the disclosure added to specifically address the notes payable that are
   currently in arrears as discussed in Note 6, including your plans for a remedy, and the
   consequences should you continue in arrears, as previously requested. Your quarterly
   filings should be similarly revised.

Draft Form 10-Q/A for the Quarterly Period Ended November 30, 2009 Filed As Part of Your Response Dated May 7, 2010

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

2. Results of Operations, page 11

4. Refer to your discussion of changes in Direct Costs and Selling, General, and Administrative Costs included here. Please further revise your document for the following items:
    - The facts and circumstances surrounding the $10,157 increase in royalties under Guardian direct costs should be included in your discussion of operating results.
    - The facts and circumstances surrounding the $7,500 increase in Guardian manufacturing costs included in direct costs (from $0 in the previous period) should be addressed.
    - Your current explanation of the change in Office and Miscellaneous should be significantly expanded. It is currently unclear what is meant by "correcting an agreed-upon lease." You should also explain why you have not included the change attributable to such lease in Rent. Additionally, please explain to us in your response what is meant by "conservatively estimating …lease termination costs" as discussed in the comparative narrative related to the nine-month period ended November 30, and how the change for the such period relates to the change for the three-month period.
    - The facts and circumstances surrounding the decrease in advertising and marketing as well as consulting fees needs to be addressed further in your narrative. For example, you should explain why there was a decrease in product development expenses, including a description of what was spent in the prior year and why it was not spent in the current year.

    Similar revisions should be made in your explanation of changes over the nine-month period ended November 30, 2009.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief